UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934



                        Splitrock Services, Inc.
                             (Name of Issuer)

                              Common Stock
                      (Title of Class of Securities)

                                848636304
                              (CUSIP Number)


                            December 31, 1999
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [x] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848535304      Schedule 13G             Page 2 of 8 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Linsang Partners, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER              15,425,848
6   SHARED VOTING POWER            0
7   SOLE DISPOSITIVE POWER         15,425,848
8   SHARED DISPOSITIVE POWER       0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     15,425,848

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     27.0%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     PN

CUSIP No. 848636304      Schedule 13G        Page 3 of 8 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Kwok Li
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [ ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER         21,561,543
6   SHARED VOTING POWER       0
7   SOLE DISPOSITIVE POWER    21,561,543
8   SHARED DISPOSITIVE POWER  0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     21,561,543

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     37.8%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 1.

          (a)  Name of Issuer

                    Splitrock Services, Inc.

          (b)  Address of Issuer's Principal Executive Offices

                    9012 New Trails Drive
                    The Woodlands, Texas  77381
Item 2.

          (a)  Name of Person Filing

                    The persons filing this Schedule 13G are Linsang Partners, LLC ("Linsang") and Kwok
                    Li.

          (b)  Address of Principal Business Office or, if none,
              Residence

               The principle business address for Linsang and Mr. Li is:

                    8301 Professional Drive
                    Landover, Maryland  2078

          (c)  Citizenship

                    Mr. Li is a United States citizen.   Linsang
                    is a Delaware limited liability company.


          (d)  Title of Class of Securities

                    Common Stock, par value $.001

          (e)  CUSIP Number

                    848363304

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable.

Item 4.   Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned

                    Linsang beneficially owns 15,425,848 shares of Common Stock, which includes 15,363,144 shares owned by Linsang directly and 62,704 shares issuable upon the exercise of warrants held by Linsang.

                    Mr. Li beneficially owns 21,561,543 shares of Common Stock, which includes 4,960,593 shares he owns directly, 1,144,700 shares owned by his wife, Felice Li, 30,402 shares owned by his minor children, and 15,425,848 shares beneficially owned by Linsang as described in the previous paragraph.

                    Splitrock Services, Inc. ("Splitrock") and
                    McLeodUSA, Inc. ("McLeod") entered into an amended and restated agreement and plan of merger, dated February 11, 2000, ("Merger Agreement") pursuant to which McLeod, through its newly-formed, wholly-owned subsidiary Southside Acquisition Corporation, will acquire 100% of the voting securities of Splitrock.

                    In connection with the execution of the
                    Merger Agreement, Linsang and Mr. Li have entered into stock option agreements, dated as of February 11, 2000, with McLeod (the "Stock Option Agreements"), which grant McLeod an option to purchase the outstanding voting shares of Splitrock held by each of Linsang and Mr. Li in the event that the merger contemplated by the Merger Agreement is not consummated.

                    In addition, Linsang and Mr. Li have entered into voting agreements, dated as of February 11, 2000, with McLeod (the "Voting Agreements") pursuant to which Linsang and Mr. Li have each agreed to vote all of their shares in favor of the Merger Agreement.

          (b)  Percent of class

                    Linsang beneficially owns 27.0% of the Common
                    Stock.

                    Mr. Li benefically owns 37.8% of the Common
                    Stock.

          (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the
                         vote:

                         Linsang has sole voting power over the
                         15,425,848 shares of Common Stock that
                         it beneficially owns, subject to the
                         Voting Agreement referred to in Item
                         4(a) above.

                         Mr. Li has sole voting power over the
                         21,561,543 shares of Common Stock that
                         he beneficially owns, subject to the
                         Voting Agreement referred to in Item
                         4(a) above.

                    (ii) Shared power to vote or to direct the
                         vote:

                         Not applicable.

                    (iii) Sole power to dispose or to direct the
                          disposition of:

                         Linsang has sole power to dispose of the 15,425,848 shares of Common Stock that it beneficially owns, subject to the Stock Option Agreement referred to in
                         Item 4(a) above.

                         Mr. Li has sole power to dispose of the
                         21,561,543 shares of Common Stock that
                         he beneficially owns, subject to the
                         Stock Option Agreement referred to in
                         Item 4(a) above.

                   (iv) Shared power to dispose or to direct the disposition of:

                         Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class or securities, check the following [ ].

          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              /s/ Kwok Li

                              _______________________
                              KWOK LI



                              LINSANG PARTNERS, LLC


                              By:  s/s Kwok Li
                              ________________________
                                     Name:  Kwok Li
                                     Title:  Chairman and Manager

Dated:  February 11, 2000